[On Colgate-Palmolive Company Letterhead]

Via Edgar and Email

July 8, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re: Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012 and Response Letter Dated June 3, 2013 (File No. 1-644)

Dear Mr. Decker:
We are in receipt of your letter dated June 13, 2013 regarding our most recently filed Annual Report on Form 10-K and Response Letter Dated June 3, 2013, as indicated above.
As discussed with you and Ms. Lisa Etheredge during our telephone call earlier today, we respectfully request an additional one-week extension until July 19, 2013 to respond to your comments.
If you have any questions or concerns, please do not hesitate to contact me at 212-310-2636.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc: Ms. Lisa Etheredge
Ms. Asia Timmons-Pierce

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